[EXTREME NETWORKS LETTERHEAD]

March 5, 2012

Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Extreme Networks, Inc.
Form 10-K and 10-K/A for the Fiscal Year Ended July 3, 2011
Filed on August 30, 2011 and October 31, 2011, respectively
File No. 000-25711

Dear Ms. Collins:

Extreme Networks, Inc. (the “Company”) has submitted responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter to the Company dated January 31, 2012, with respect to the Company’s Form 10-K and 10-K/A for the fiscal year ended July 3, 2011. That response was submitted through our legal counsel, DLA Piper LLP (US).

In responding to the Staff’s comments, the Company authorized DLA Piper LLP (US) to acknowledge the following on its behalf, and the Company hereby acknowledges directly to the SEC that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff or require additional information from the Company, please contact the undersigned at (408) 57-3056.

Very truly yours,

/s/ Diane Honda

Diane Honda

Vice President, General Counsel and Secretary